

Mail Stop 7010

March 21, 2008

Via U.S. mail and facsimile

Mr. Thomas E. Faust, Jr.
Chief Executive Officer
Eaton Vance Corp.
255 State Street
Boston, MA 02109

>   **RE: Form 10-K for the fiscal year ended October 31, 2007**
>   **File No. 001-08100**

Dear Mr. Faust:

   We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE FISCAL YEAR ENDED OCTOBER 31, 2007

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your response what the revisions will look like. These revisions should be included in your future filings, including your interim filings.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

<u>Contractual Obligations, page 35</u>

2. Please revise your table of contractual obligations to include the amount of estimated interest payments on your debt as a separate line item in the table. Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. Please also disclose any assumptions you made to derive the amount of estimated interest payments.

3. We note your disclosure on page 35 that you anticipate that the purchase of minority interests of your consolidated subsidiaries may be a significant use of cash in future years. While we understand that the timing and amounts of these purchases cannot be predicted with certainty, please revise to quantify the high and low end of the range of your potential future obligations as defined by your acquisition agreements with the minority shareholders.

<u>Directors, Executive Officers and Corporate Governance, page 78</u>

4. Describe briefly the business experience during the past five years of Ms. Dorothy E. Puhy, Messrs. Winthrop H. Smith, Jr., Robert J. Whelan, John E. Pelletier, and Matthew J. Whitkos as required by Item 401(e)(1) of Regulation S-K.

<u>Executive Compensation</u>

<u>Annual Performance-based Cash Incentive Awards, page 86</u>

5. Please quantify the performance targets identified in the second paragraph. In the last paragraph, please discuss why the committee determined to reduce the payments and how it arrived at the revised amounts. Quantify what the target adjusted operating income amount(s) were. Where you state that the committee certified that the performance goals had been met, please identify and quantify these specific performance goals.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please furnish your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Edward Kelly, Attorney, at (202) 551-3728 or, in his absence, Jennifer Hardy, Legal Branch Chief, at (202) 551-3767 if you have any questions regarding legal matters. Please contact Lisa Haynes, Staff Accountant, at (202) 551-3424 or, in her absence, the undersigned at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief